EXHIBIT 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5621617, Israel
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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 16, 2020
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Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 am (Israel time) on Monday, November 16, 2020, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel (the telephone number at that address is +972-3-539-1444).

The Company is carefully monitoring the rapidly evolving global response to the coronavirus (COVID-19) pandemic. For now, the Company plans to proceed with holding the meeting in person, but cautions that circumstances surrounding the COVID-19 pandemic may require the Company to convert the meeting from a physical meeting, to either a hybrid meeting or a virtual meeting, at a later date. In such event, the Company will promptly issue a press release and furnish a Form 6-K and any additional  required materials with the Securities and Exchange Commission to notify shareholders with respect to any changes to the time, date, location or format of the meeting (including the manner in which shareholders may attend, participate in and vote at the virtual or hybrid meeting).

At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	to re-elect four (4) directors for terms expiring at our 2021 Annual General Meeting of Shareholders;
2.	to elect one (1) external director for a three (3) years term;
3.	to approve a dividend distribution, at the time and amount to be directed by the Company’s board not to exceed USD 25 million;
4.	to approve the Company's updated Compensation Policy; and
5.
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019, will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on October 20, 2020 are entitled to notice of and to vote at the Meeting.  You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on October 20, 2020, or which appears in the participant listing of a securities depository on that date. You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposals no. 2 and 4.  In order to approve each of the proposals, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is October 20, 2020.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting.  Shareholders may also review the proxy statement on our company’s website at www.magalsecurity.com or at our principal executive offices at 17 Altalef Street, Industrial Zone, Yehud, Israel, upon prior notice and during regular working hours (telephone number: +972-3-539-1444) until the date of the Meeting.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Yehud, Israel
October 13, 2020